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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10)

Orient-Express Hotels Ltd.

(Name of Issuer)

 Class A Common Stock, $0.01 par value

(Title of Class Securities)

G67743107

(CUSIP Number)

D. E. Shaw & Co., L.P.
Attn:  Compliance Department
120 West Forty-Fifth Street
Floor 39, Tower 45
New York, NY 10036
212-478-0000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Richard J. Birns
Boies, Schiller & Flexner LLP
575 Lexington Avenue
7th Floor
New York, NY 10022

January 12, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G67743107
1		Name of Reporting Person. I.R.S. IDENTIFICATION D. E. Shaw Valence Portfolios, L.L.C. FEIN 13-4046559
2		Check the Appropriate Box if a Member of a Group (a) ☒ (See Instructions) (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) WC
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 2,273,300
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 2,273,300
11		Aggregate Amount Beneficially Owned by Each Reporting Person 2,273,300
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 4.5%
14		Type of Reporting Person (See Instructions) OO

CUSIP No. G67743107
1		Name of Reporting Person. I.R.S. IDENTIFICATION D. E. Shaw Oculus Portfolios, L.L.C. FEIN 20-0805088
2		Check the Appropriate Box if a Member of a Group (a) ☒ (See Instructions) (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) WC
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 945,344
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 945,344
11		Aggregate Amount Beneficially Owned by Each Reporting Person 945,344
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 1.9%
14		Type of Reporting Person (See Instructions) OO

CUSIP No. G67743107
1		Name of Reporting Person. I.R.S. IDENTIFICATION D. E. Shaw & Co., L.L.C. FEIN 13-3799946
2		Check the Appropriate Box if a Member of a Group (a) ☒ (See Instructions) (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 945,378
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 945,378
11		Aggregate Amount Beneficially Owned by Each Reporting Person 945,378
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 1.9%
14		Type of Reporting Person (See Instructions) OO

CUSIP No. G67743107
1		Name of Reporting Person. I.R.S. IDENTIFICATION D. E. Shaw & Co., L.P. FEIN 13-3695715
2		Check the Appropriate Box if a Member of a Group (a) ☒ (See Instructions) (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 3,218,678
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 3,218,678
11		Aggregate Amount Beneficially Owned by Each Reporting Person 3,218,678
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 6.3%
14		Type of Reporting Person (See Instructions) IA, PN

CUSIP No. G67743107
1		Name of Reporting Person. I.R.S. IDENTIFICATION David E. Shaw
2		Check the Appropriate Box if a Member of a Group (a) ☒ (See Instructions) (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 3,218,678
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 3,218,678
11		Aggregate Amount Beneficially Owned by Each Reporting Person 3,218,678
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 6.3%
14		Type of Reporting Person (See Instructions) IN

Item 1.	Security and the Issuer

This Amendment No. 10 to Schedule 13D (this “Amendment”) amends and supplements the statement on Schedule 13D filed by D. E. Shaw Valence Portfolios, L.L.C., a Delaware limited liability company (“Valence”), D. E. Shaw Oculus Portfolios, L.L.C., a Delaware limited liability company (“Oculus”), D. E. Shaw & Co., L.L.C., a Delaware limited liability company (“DESCO LLC”), D. E. Shaw & Co., L.P., a Delaware limited partnership (“DESCO LP”), and David E. Shaw, a citizen of the United States of America (“David E. Shaw,” and together with Valence, Oculus, DESCO LLC, and DESCO LP, collectively, the “Reporting Persons”) on February 13, 2008, with the Securities Exchange Commission (the “SEC”) and amended by Amendment No. 1 to the Schedule 13D filed on May 27, 2008, by Amendment No. 2 to the Schedule 13D filed on June 3, 2008, by Amendment No. 3 to the Schedule 13D filed on August 4, 2008, by Amendment No. 4 to the Schedule 13D filed on August 25, 2008, by Amendment No. 5 to the Schedule 13D filed on September 25, 2008, by Amendment No. 6 to the Schedule 13D filed on October 3, 2008, by Amendment No. 7 to the Schedule 13D filed on October 7, 2008, by Amendment No. 8 to the Schedule 13D filed on October 15, 2008, and by Amendment No. 9 to the Schedule 13D filed on November 24, 2008 (as amended, the “Schedule 13D”), relating to the shares of Class A Common Stock, $0.01 par value per share (the “Class A Shares”), of Orient-Express Hotels Ltd. (the “Issuer”).  The principal executive offices of the Issuer are located at 22 Victoria Street, P.O. Box HM 1179, Hamilton HMEX, Bermuda.  Capitalized terms used herein which are not defined herein have the meanings given to such terms in the Schedule 13D.  Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented, with effect from the date of the event giving rise to this Amendment, as follows:

On January 12, 2009, Valence, Oculus, and CR Intrinsic Investments filed a petition in the Supreme Court of Bermuda (the “Petition”) against the Issuer, the Issuer’s subsidiary Orient-Express Holdings 1 Ltd. (“OEH 1”) and the members of the Board alleging, among other things, that the Issuer’s current ownership and voting structure is unlawful under Bermuda law, and that the Board exercised its fiduciary powers for an improper purpose in causing or procuring OEH 1 to acquire, hold, and/or vote Class B Shares of the Issuer (the “Class B Shares”).  The Petition requested, among other things, that the court issue orders (i) providing for the classification of the Class B Shares as non-voting treasury shares pursuant to Bermuda law, (ii) providing for the cancellation of the Class B Shares, (iii) restraining OEH 1 from exercising voting rights with respect to the Class B Shares, and/or (iv) providing such other relief as the court may deem proper.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co., Inc., in favor of the signatories hereto, among others, dated October 24, 2007.

Exhibit 2	Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co. II, Inc., in favor of the signatories hereto, among others, dated October 24, 2007.

SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Dated:  January 14, 2009

D. E. SHAW VALENCE PORTFOLIOS, L.L.C.

By:	D. E. SHAW & CO., L.P., as Managing Member

	By:	/s/Rochelle Elias
Name: Rochelle Elias Title: Chief Compliance Officer

D. E. SHAW OCULUS PORTFOLIOS, L.L.C.

By:	D. E. SHAW & CO., L.L.C., as Managing Member

	By:	/s/Rochelle Elias
Name: Rochelle Elias Title: Chief Compliance Officer

D. E. SHAW & CO., L.L.C.

By:	/s/Rochelle Elias
Name: Rochelle Elias Title: Chief Compliance Officer

D. E. SHAW & CO., L.P.

By:	/s/Rochelle Elias
Name: Rochelle Elias Title: Chief Compliance Officer

DAVID E. SHAW

By:	/s/Rochelle Elias
Name: Rochelle Elias
Title: Attorney-in-Fact for David E. Shaw